UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019.	Commission File Number 001-33621

ALEXCO RESOURCE CORP.

(Translation of registrant's name into English)

Suite 1225, Two Bentall Centre

555 Burrard Street, Box 216

Vancouver, BC V7X 1M9 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibit

99.1	Interim Condensed Consolidated Financial Statements for the Three and Nine Month Periods Ended September 30, 2019 and 2018
99.2	Management’s Discussion and Analysis for the Three and Nine Month Periods Ended September 30, 2019
99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXCO RESOURCE CORP.
(Registrant)

	By:	/s/ Mike Clark
Date: November 14, 2019		Mike Clark Chief Financial Officer